

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 30, 2006

<u>**via U.S. mail**</u>
Daniel V. Gulino
Senior Vice President & General Counsel
Ridgewood Energy
947 Linwood Avenue
Ridgewood, N.J. 07450

> **Re: Ridgewood Energy K Fund, LLC**
> **Amendment No. 3 to Registration Statement on**
> **Form 10**
> **Filed May 17, 2006**
> **File No. 0-51266**

Dear Mr. Gulino:

We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Statements of Cash Flows, page F-5

1.   We note that your amended filing did not include revisions to the auditors' report or present the statement of cash flows as restated in connection with the error correction regarding your cash flows used in operating and investing activities. As previously requested, please amend your filing. Although we note your response in your letter dated January 20, 2006 acknowledging our view and which provides your conclusion that a correction to the cash flow presentation was necessary, we presumed that your latest amendment would include these revisions along with the applicable restated quarterly filings. Please call us at your earliest availability.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jon Duersch at (202) 551-3719 or Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.   Please contact Mellissa Campbell Duru at (202) 551-3757 or the undersigned at (202) 551-3745 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director